Social Life Network, Inc.

3465 S Gaylord Ct. Suite A509

Englewood, Colorado 80113

September 30, 2022

VIA EDGAR

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.: ANNA ABRAMSON, Staff Attorney

Re:	Social Life Network, Inc. Amendment Withdrawal (1-A-W) Pre-Qualification Amendment No. 1 Filed June 2, 2022 File No. 024-11866

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, we hereby respectfully request the immediate withdrawal of the above-captioned Pre-Qualification Amendment to the Offering Statement on Form 1-A (File No. 024-11866) (the “Offering Statement”) of Social Life Network, Inc., a Nevada Corporation (the “Company”), and all exhibits thereto (collectively, the “Amendment”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 2, 2022.

The Company is requesting the Commission’s consent to the withdrawal of the Amendment. The Company hereby represents to the Commission that no securities have been sold under the Amendment.

Please forward copies of the order consenting to the withdrawal of the Amendment to the Company’s securities counsel, Frederick M. Lehrer at flehrer@securitiesattorney1.com.

Very truly yours,

/s/ Ken Tapp
Chief Executive Officer of Social Life Network, Inc.